Eurand NV	EURX	Q3 2010 Earnings Call	Nov. 5, 2010
Company▲	Ticker▲	Event Type▲	Date▲

MANAGEMENT DISCUSSION SECTION

Operator:  Greetings, ladies and gentlemen, and welcome to the Eurand Third Quarter 2010 Financial Results Conference Call. At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. [Operator Instructions]

It is now my pleasure to introduce your host, Mr. Bill Newbould, Vice President of Investor Relations at Eurand. Thank you, Mr. Newbould. You may now begin.

Bill Newbould, Vice President, Investor Relations

Thank you, operator, and welcome everyone. Joining us on the call today are Gearóid Faherty, Chairman and Chief Executive Officer; and Mario Crovetto, Chief Financial Officer. I would like to point out that the transcript for today’s call will be posted on our website and also provided as a Form 6-K.

During the course of this conference call, we will make projections or other forward-looking statements regarding future events or the future financial performance of the company. The words belief, estimate, anticipate, intend, expect, plan, or similar expressions are intended to identify forward-looking statements. We wish to caution that such statements are subject to risks and uncertainties that could cause actual events or results to differ materially.

Important factors relating to our business including factors that could cause actual results to differ from our forward-looking statements are described in our Form 20-F, Form 6-Ks, and other filings with the SEC. The company assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions, or other factors.

I’d now like to turn the call over to Gearóid.

Gearóid M. Faherty, Chairman and Chief Executive Officer

Thank you, Bill, and good morning everyone. Thanks for joining in. As you’ve seen from our press release this morning, Eurand had an excellent quarter with strong double-digit revenue growth. Revenues for the third quarter were €41.7 million or $56.7 million, an increase of 36% versus the same quarter last year. Driving this outstanding performance was our ZENPEP franchise with sales of approximately $30 million.

The robust ZENPEP sales also contributed to our improving gross margins and our profitability for the third quarter. And we are more than adequate to cover the virtual absence of revenues from Axcan unapproved pancreatic enzyme product ULTRASE. During the quarter, we booked approximately $100,000 in ULTRASE revenues.

Let me now take a moment to provide you with more detail on the ZENPEP launch and the current competitive dynamics in the pancreatic enzyme or PEP market. During the third quarter, ZENPEP and the authorized generic experienced significant growth capturing 7 share points, while becoming the second most prescribed PEP in the class in the United States, a position it’s held since late August.

For the week ended October 24th, the ZENPEP franchise held share total prescriptions with 20%, more than 3 times the 6% shares held on April 23 this year, the last full week prior to the FDA Stop Distribution days. This is a remarkable record of growth in less than a year for a new entrance in an established market, especially given the size of our competitors.

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Eurand NV	EURX	Q3 2010 Earnings Call	Nov. 5, 2010
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The strong launch trajectory has been driven by a combination of factors. Firstly, we believe we have an outstanding product and the feedback we’ve gotten from the field is that patients who have tried ZENPEP like us and have responded well for the product. Physicians have reported to our sales team that their clinical experience in EPI patients taking ZENPEP is similar to the impressive results we saw in our clinical trials. We are also convinced that our staffing and promotional activity have played a major role in driving awareness and adoption.

We also believe that we’re taking full advantage of the favorable competitive dynamic that resulted from the FDA April 28 Stop Distribution days and the CMS decision the following day to see Medicaid reimbursement for the unapproved products. I should point out that these deadlines were extended for some unknown reason by one month for J&J’s product, which the FDA has approved shortly before the April 28 deadline.

In terms of our reimbursement patients’ status, patients now have broader access to ZENPEP with coverage on more than 90% of commercial plan and Medicare Part D and Medicaid coverage in all 50 states. Clearly, we’re very pleased with ZENPEP’s performance today and believe that we can continue to grow our market share over the coming quarters.

To help take full advantage of the opportunity before us, we are currently undertaking a strategic reorganization of our sales force. Effective in January next year, we are bringing the contract sales force in-house and we are combing the specialty CF and GI sales forces into one unit, with each rep calling on physicians in both segments. We believe this consolidation will make the sales team more efficient and productive, increasing their responsibility with more calls per rep, while decreasing the size of the territories they cover.

In parallel, with defining the new geographic alignment, we’re developing a unified coal plan to replace the two we now have and to increase our reach in frequency. Under the new plan, we’ll expand our core audience by roughly 30%, with about 7% fewer sales representatives and district managers than we now have. In addition, the new plan will ensure that all major metropolitan areas and all CF centers are covered.

As I said earlier, the feedback our sales team has received from physicians and patients has been overwhelmingly positive, especially from those who have switched to ZENPEP from other pancreatic enzyme products.

This feedback was further confirmed at the recent North American Cystic Fibrosis Conference in Baltimore. We had very significant traffic including many repeat visits at our booth for ZENPEP. Based on our market research, we recently made available hypertonic saline, as part of our comprehensive support program for patients with CF called V-point.

And this latest offering was very well received by the meeting attendees. Also, we saw a highly favorable response to the poster we presented, which includes a post talk analysis of data from a Phase III study. This analysis demonstrated that ZENPEP provide us a significant and rapid improvement in signs and symptoms of EPI in patients with CF, who are switched from their previous PEP and this though without reliance on proton pump inhibitors and H2 receptor antagonists.

I should also mention that we continue to evaluate further opportunity for alternative strength, delivery method, and formulations of ZENPEP to further meet the diverse needs of adults and pediatric patients with pancreatic insufficiency.

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Eurand NV	EURX	Q3 2010 Earnings Call	Nov. 5, 2010
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While we are very encouraged by the success of the ZENPEP launch, we know that to build value for the long term, we need to elaborate our commercial infrastructure by adding more products.

To that end, we have stepped up our efforts to in-license products in the CF and GI space, and are currently looking closely at a couple of interesting opportunities in these areas. Our focus is on products, currently marketed or about to enter or already in Phase III clinical trials. We think that the CF area offers the best chance at this time due to the quality of products in development and fewer competitors than in GI.

We would also be interested in other products that could be marketed with our sales force such as orphan drug. We believe that our increasing cash balance and move to profitability provides us with the financial resources we would need to execute the deals we are currently evaluating.

Turning now to AMRIX, we and our partner, Cephalon, recently reached a settlement within Impax Laboratories regarding pending patent litigations. We believe Impax’s willingness to settle reflects the strength of the patent position around AMRIX. This settlement doesn’t affect the separate AMRIX patent litigations with Mylan, Barr, Teva and [inaudible]. Arguments in that case were heard in court several weeks ago and a decision that some is expected sometime in the second quarter of 2011.

AMRIX has been and will continue to be an important product for us and we are [inaudible] patent its stage around this, which was further strengthened with the recent issuance of two new Orange Book-listed patents. The total number of patents issued on AMRIX is now 4 with another anticipated later this year.

On their quarterly call last week, Cephalon noted that while prescription growth has leveled off in 2010, volume has held up despite this space being highly genericized. They iterated their commitment to the brand and said they’ve been working towards getting AMRIX back in the growth path in 2011 based in part on a strong co-paced support program.

As you may recall, Eurand owns the right to this product outside the United States and we recently signed an out-licensing agreement in China. This brings to 22 the number of countries where we have now out-licensed cyclobenzaprine extended release.

I’d now like to take a few moments to bring you up to date on our pipeline. The clinical development program [inaudible]. I’m pleased to report that in early September, we initiated a Phase III clinical trial in patients with Exocrine Pancreatic Insufficiency due to cystic fibrosis. Our current intention is to out-license distribution rights to ZENPEP outside the U.S.

Taken in total, the European and Russian pancreatic enzyme markets were valued at $450 million in 2009 by IMS Health. Given the sign of the commercial opportunity for ZENPEP in these territories, we are very actively engaged in late-stage discussions with potential marketing partners.

We’re also making head with EUR-1025, once-a-day formulation of the anti-emetic on Ondansetron. As reported last quarter, we submitted to the FDA our proposed approval for Phase III trial and repeat their feedback. We continue to work with them to finalize the protocol based on their comments. Our intention is to out license this proprietary product.

In a moment, I’ll turn the call over to Mario, but before that, I’d like to give you a brief summary of my remarks this morning. Eurand financial results for the third quarter were outstanding with record revenues fueled by strong ZENPEP sales, which more than made up for the loss of revenues to ULTRASE.

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Eurand NV	EURX	Q3 2010 Earnings Call	Nov. 5, 2010
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ZENPEP continues to gain share in the PEP markets as market awareness and acceptance grow and with broad access to the product now in place. We look forward to further market gain for ZENPEP as the sales force internalization takes effect and we expand our reach and frequency.

We’re extremely active on the business development front, as we pursue strategic licensing and acquisition opportunity that would expand our product offering and/or our development pipeline. Our internal pipeline continue to advance highlighted by the start of the ZENPEP Phase III trial in Europe. And as you know, there are many client products under development at Eurand, which we are not currently at liberty to discuss.

Now, I will turn the call over to Mario and he will discuss our third quarter financial performance in detail. Mario?

Mario P. Crovetto, Chief Financial Officer

Thank you, [inaudible]. In the third quarter of 2010, revenues totaled a record level of €41.7 million compared to €30.6 million in the third quarter of 2009. This represents an increase of 36% or 33% in constant currency. In dollars, revenues were 56.7 million at the convenience rate of 1.36.

Product sales of €37.9 million or $51.6 million, grew 51% or 47% at constant currency rates and represent a 91% of total revenues. Sales of ZENPEP and its authorized generic in the third quarter amounted to €21.8 million or approximately $30 million and represented 52% of total revenues in this quarter. Compared to a year ago, ZENPEP revenues more than offset the complete absence of product sales of ULTRASE to Axcan and of revenues from our low-cost Pancrelipase, which Eurand stopped shipping upon the launch of ZENPEP in the fourth quarter of 2009.

As we clarified in prior calls, in the first and second quarter of 2010, we recognized ZENPEP revenues on the basis of shipments from wholesalers to retail and non-retail channels. Revenues in excess of wholesaler shipments were deferred. Since wholesalers held inventories in excess of market needs, due to the initial shipments, made to ensure an appropriate pipeline in the supply chain at launch and the rapidly increasing demand for the product, especially in the May and June period.

During our second quarter call, I said that we considered this revenue recognition method to be appropriate during the product launch phase. And I added that we might move to recognition based on our achievements to wholesalers at a subsequent date. During the third quarter, market demand of ZENPEP continue to progress. We experienced a significant rundown of wholesalers’ inventories, down to 2.5 to 3 weeks. This is at the low end of normal market levels. Therefore in this quarter, we started to recognize revenues on the basis of our shipments to wholesalers.

As a consequence, approximately $30 million in third quarter revenues of ZENPEP and its authorized generic, included approximately $6.7 million of revenues from shipments made in prior period and that’s at end of June 30.

Turning to the other components of our total revenues, royalties were €2.2 million and decreased 15% compared to the third quarter of 2009, because royalties from ULTRASE and Axcan were negligible. Development fees were €1.5 million.

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Eurand NV	EURX	Q3 2010 Earnings Call	Nov. 5, 2010
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Gross margin on product sales was 57.4% in third quarter 2010 compared to 38.1% in the third quarter of 2009, as a result of high margin ZENPEP sales. Research and development expenses were €5.7 million, 11% lower than in the third quarter of 2009. The 73% increase in SG&A expenses compared to a year ago is primarily due to the build out of our sales force and commercial infrastructure in the Unites States, in connection with the launch of ZENPEP, which took place in the last quarter of 2009 and to the related expenses on marketing, patient support, and managed-care programs.

The third quarter of 2010 ended with net income of €5.5 million or $7.5 million, which is 0.11 per share in euro and 0.16 in dollars. At the end of the quarter, our cash and marketable securities were €46.4 million or approximately $63 million.

I will now turn to a brief summary of the financial performance of the first 9 months of 2010. Total revenues grew 17% or 13% in constant currency and were €105.7 million or $143.8 million. The product sales component made up for 89% of our total revenues and increased 29% or 24% at constant currency, primarily because of ZENPEP and its authorized generic.

Royalties were down 15%, because of lower ULTRASE royalties. And development fees were lower than in the first 9 months of 2009, which included a significant milestone payment from GSK related to the launch of Lamictal ODT in June 2009.

Gross margin on product sales was 52.7% compared to 38% a year ago as a result of ZENPEP sales. Research and development expenses were 8% lower than a year ago when we recorded highest spending on clinical trials. The increase in SG&A compared to a year ago is mainly due to the expansion of selling and marketing expenses following the launch of ZENPEP and its generic, which took place at the end of 2009. Net income for the year-to-date in 2010 was €2.5 million, which is $3.4 million or 0.05 per share in euro and 0.07 in dollars.

I will turn the call back to Gearóid.

Gearóid M. Faherty, Chairman and Chief Executive Officer

Thank you, Mario. Before taking your questions, I’d conclude our formal remarks with a quick summary of the growth catalyst and milestones that we anticipate in the coming months. The first is obviously the continued growth of the ZENPEP franchise. As you heard this morning, the franchise is still on a growth trajectory and we see this continue into next year. The changes we’re bringing to the sales team in terms of its reach and coverage should facilitate this growth.

Second, an out-licensing agreement for ZENPEP in Europe. We view Europe with its $450 million a year PEP market as a very major opportunity for our company. Third is continuing contributions from key partner products, AMRIX and Lamictal ODT. Next is continuing pipeline development including the initiation of a Phase III trial for 1025 and our numerous undisclosed co-development products. And, finally, the possible in-licensing our acquisition of a late-stage or a non-market product. As I mentioned, our increased cash fund coupled with our move to profitability indicates that we would be able to finance the product acquisition and fund its clinical development or launch.

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Eurand NV	EURX	Q3 2010 Earnings Call	Nov. 5, 2010
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With that, I’ll now conclude my formal remarks by asking the operator to open the call to your questions. Operator?

QUESTION AND ANSWER SECTION

Operator:  Thank you, sir. Ladies and gentlemen, at this time, we will be conducting a question-and-answer session. [Operator Instructions] Our first question today comes from the line of John Newman with Oppenheimer. Please proceed with your question.

<Q – John Newman>: Good morning, guys. Thanks for taking the question. I just had a question about the ZENPEP franchise. Could you break out the proportion of revenues that came from the branded ZENPEP product versus the authorized generic? And also could you just repeat the inventory changes, I can’t recall, if you said there were inventory changes during the second quarter or the third quarter? Thanks.

<A – Mario Crovetto>: Okay. In the third quarter, we reported €28.3 million for ZENPEP and it’s authorized generic. The authorized generic represents approximately €1.1 million.

<Q – John Newman>: And the – could you just repeat the changes in the inventory, where – I think you were saying there were some changes in inventory during the third quarter or the second quarter, where the inventories were gone down?

<A – Mario Crovetto>: During the third quarter, inventories, expressed in terms of weeks at wholesalers, went down to less than 3 weeks.

<Q – John Newman>: Okay. And how does that compare to inventory levels during the previous quarters?

<A – Mario Crovetto>: In the – at the end of the second quarter, it was higher, because it was a moment of very rapid increase in demand and therefore our wholesalers were purchasing ZENPEP quite heavily. So, it was higher than 4 weeks.

<Q – John Newman>: Okay.

<A – Gearóid Faherty>: John, can I just correct one of those figures, just to make sure we’re clear. The ZENPEP franchise, it was divided up. ZENPEP itself was doing 28 and we had about 1.7% coming to us in dollar term from the AG.

<Q – John Newman>: Okay, great. And then maybe just ask one quick follow-up and then I’ll jump back in the queue. Are you seeing greater ZENPEP update partially, because the cheaper inventory that was put into the channel by products that were eventually pulled off the market is now disappearing? Or do you think there’s still a little bit of an inventory in the channel, which will be coming out, which you could benefit from?

<A – Gearóid Faherty>: Well, if you look at the IMS data, there is still an overhang of product. There is still some products from Digestive Care in the market. There is still some product from Axcan in the market. There is still some old product from McNeil, the product before they launched the primary product. So, yes, there is still some overhang of those products in the market.

<Q – John Newman>: Okay. Thank you.

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Eurand NV	EURX	Q3 2010 Earnings Call	Nov. 5, 2010
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Operator:  Thank you. Our next question comes from the line of David Steinberg with Deutsche Bank. Please proceed with your question.

<Q – David Steinberg>: Yeah, thanks. I wanted to talk a little about your sales force change. Can you talk about, what your average comp is for the part-time reps, the contract sales force now? And then I think you said next year you’re going to bring them in-house, where you’re going to have less sales reps. So could you just give us the metrics of cost per rep, those fully loaded in-house, as well as the current contract sales force and how many reps you have now and how many reps you’ll have going forward?

<A – Gearóid Faherty>: Okay. David, there’s a couple of points. First of all, the contract sales force that we have is not part-time. They were working full-time for us. It will be my first point. Second point would be, we see no change in costs associated with the sales team by bringing it in-house, no significant increase would be, not be meaningful. And in terms of bringing it in-house, we will end up. We had originally 49 reps through the contract sales force. We had 16 reps of our own coming from the CF sales force and it will be slightly less than that when the final plan is announced in January. We haven’t disclosed it completely internally yet.

<Q – David Steinberg>: Okay, a couple of the other state [inaudible]?

<A – Gearóid Faherty>: The total cost, average cost, we just revised. It’s about $200,000 to $250,000 fully loaded.

<Q – David Steinberg>: Okay, got you. And then could you – the European market you mentioned was $450 million, how many participants are there? And once you’re in the market, what sort of the share you think you can attain in Europe? And then in the U.S., what would you say the dollar value is today of the ZENPEP? It sounds like it’s over 90% branded and what’s the current dollar value? And then once all the unapproved products are out, what would you say the dollar value is of the U.S. market?

<A – Gearóid Faherty>: Right. So in Europe it’s a very mixed market, Europe, highly branded, high priced, high-quality market in certain areas like Northern Europe, England, Ireland, Scotland, Wales, Scandinavia, France, and certain other county, typically associated with cystic fibrosis. If you move to the Southern European countries, Spain, Italy, Greece and others, it tends to be more of a GI market rather than CF. There is a CF market, but it’s more GI. Prices are more challenging. It’s less brand aware. And then if you look particularly into the largest market in Europe, which is got be Germany. The German market is highly genericized. Russia, as you can imagine, is relatively a cheap market, but margins are improving there. So it’s a very mixed picture throughout the 27 countries that are there.

Where the market goes at the moment, because it’s highly genericized as its stands, and it’s already at 450 million, 460 million last year. So roughly with the EMA moving, bringing in new standard, giving up the opportunity to be the first product approved under the centralized procedure, and there by establishing out that we’re successful at the standard of care, obviously that should go to price. Because then any product that’s in the market and is claiming to be a generic, if there is a standard, it will obviously, it couldn’t have matched the product that is just still to come to the market. So we could, I can’t say for deafness, we could see quite a revolution in Europe, which would make prices very different to the ones we see today, very much in line with what we saw in the United States.

With regards to the value of the U.S. market, as you know the FDA’s deadline for withdrawal this year was 28th of April and then CMS pulled its coverage under Medicaid on the 29th of April. So the first 4 months of this year already had full generic competition in the market. And then if you look subsequently, all throughout the summer, we had unapproved products taking very significant market share.

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Eurand NV	EURX	Q3 2010 Earnings Call	Nov. 5, 2010
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So if we look at what the product market was worth last year in IMS and we factor in the move to branded pricing and we now obviously know where all the brands have priced, you’re historically talking a U.S. market next year of well over $500 million.

<Q – David Steinberg>: Okay.

<A – Gearóid Faherty>: Thank you. There [inaudible] lot of questions, David, I don’t know, did I catch everything?

<Q – David Steinberg>: That’s fine. Just one off on Europe. So, with European deal, you’re talking about given the nature of the European markets where each country is all the different, will there be a series of country by country deals with different players or do we some sort of pan-European deal with one significant marketer?

<A – Gearóid Faherty>: Okay. We are talking to a few people at the moment not one. So I have to be careful what I say on the call, David. But my thinking is at the moment is we are likely to do a European deal for the 27 member states. We are likely to do a deal for Russia. And we are likely to do a separate deal for the rest of the world. It could be unified. Maybe there are some partners who might be in a position to put a proposal on the table that would cause us to unify some of those elements, but those would be the 3 specific geographies that we want to have covered.

And the type of structure of the deal that we’re looking for, our aim is to maximize our take on the sales of our partners. We’re not looking to maximize the upfront fee. We’re looking for a profit share with the partner and when they launch the product in the various markets. That being said, we are negotiating a very sizable development and licensing fee right now in Carla. But that’s not our primary objective.

<Q – David Steinberg>: Okay, thanks.

Operator:  Thank you. Our next question comes from the line of Ian Sanderson with Cowen & Company. Please proceed with your question.

<Q – Ian Sanderson>: Good morning, thanks for taking the questions. First one for Mario, on the gross margin, besides the benefit from the sale of already expensed inventory, did the gross margin benefited all from that 6.7 million deferred revenue recognition in Q3? And related to that is that 60% plus gross margin is sustainable number?

<A – Mario Crovetto>: The gross margin, yes, did benefit from the deferred revenues, because when we deferred revenues, we also deferred related cost of goods. So that also contributed to the gross margin of the quarter. And is this sustainable? Yes, it is dependent upon continuous growth and continuous revenues of ZENPEP.

<Q – Ian Sanderson>: Just to make sure, I have that right, you did – when you deferred the revenues, you also deferred the cost of goods. So there is cost of goods related to that 6.7 million in the number, correct?

<A – Mario Crovetto>: Yes, there is.

<Q – Ian Sanderson>: Okay. And secondly on the – to follow up on David’s discussion on the European Union market, Gearóid is the Europe – the EMA actually proposed a similar regulatory change that the U.S. has – did in terms of trying to require regulatory approvals of PEP products?

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Eurand NV	EURX	Q3 2010 Earnings Call	Nov. 5, 2010
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<A – Gearóid Faherty>: They haven’t done as in the same manner as yet. They’ve started firstly with the last November, the last week of November. They came out with the standards that they wanted for these products. And so this is the type of standard you need to meet to sell these type of products in Europe. If you can come out then with the equivalent of Federal Register notice saying that on this date, we will pull the unapproved product that could come.

They obviously need an approved product for us and we were the first people to push a centralized application on the table with the EMA. But Europe has slightly different programs than you have in the U.S in that all files in Europe come up for routine review every 5 years. So the EMA and the individual countries can take action with those deadlines if it’s done or it’s established. That files needs to be reviewed. So it’s slightly different program. But there isn’t at the moment – we don’t whether there will be in the future, there isn’t a thing drop-dead day like there was in the 28th of April this year.

<Q – Ian Sanderson>: Okay.

<A – Gearóid Faherty>: In U.S.

<Q – Ian Sanderson>: Thank you. And then on the sales force reorganization, is there a – should we read into this a shift in emphasis either towards the GI market or towards the CF market or you just really trying to blank at both more effectively?

<A – Gearóid Faherty>: We are trying to blank at both more effectively. When we started to launch Ian as you know, we took a conservative approach. We hired a contract sales force. We wanted to see how the launch would go. We wanted to make sure we had FDA approval before we took on the burn rates associated with the big sales force. So to make that work, we decided to divide them up into two in our CF, external would be the GI. And now that’s obviously has been very successful. We have great traction in both. The benefits of unifying them are that obviously you can reduce the geographic area that these people have to cover.

If it’s CF guys in an area, he may have long journey to cover to get to the different centers whereas if we reduce his area and get him or to cover all the GI patients, we make more use of the ramp, they get to do more close, at more reach, more frequency and less time wasted traveling from flight to flight.

So we are maximizing the use of the people we have and that’s its primary driver. Also we now have a year of experience of detail in these products and we know what’s the important messages are. And we’ve no reason to believe that the same rep can’t handle the message to both teams, and we believe we can unify the message considerably. So this is very much an efficiency drive. It will expand our reach. It will increase the frequency of which reps can meet with their physicians or the people they need to meet with the pharmacist and wait less time in car driving from site to site.

<Q – Ian Sanderson>: Okay. And then finally, do you have any visibility on the ULTRASE PDUFA date coming up at the end of this month and have you heard anything from Axcan?

<A – Gearóid Faherty>: No, I don’t, sorry.

<Q – Ian Sanderson>: Okay. Thank you.

<A – Gearóid Faherty>: You’re welcome.

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Eurand NV	EURX	Q3 2010 Earnings Call	Nov. 5, 2010
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Operator:  Thank you. Our next question comes from the line of Rich Silver with Barclays Capital. Please proceed with your question.

<Q – Rich Silver>: Question for Mario, it looks like the product sales, excluding ZENPEP and ULTRASE as we looked at the last 3 quarters have increased to about 18 million the first quarter, 16 – is actually up [inaudible] 16 in the second and then sort of a big jump in the third to 22 million, can you provide any detail behind those numbers?

<A – Mario Crovetto>: I’m, sorry. Richard, you are saying that...

<Q – Rich Silver>: Is product sales – yeah, product sales excluding ZENPEP and ULTRASE?

<A – Mario Crovetto>: Excluding ZENPEP and ULTRASE, the major products, which are doing well compared to a year ago are obviously Lamictal ODT and AMRIX. Next question.

<A – Gearóid Faherty>: We’re also doing pretty good Rich with some of our older business than Europe across things like the diclofenac and other products that we sell in Europe. So there is a healthy movement. And then obviously as you know, we’ve expanded some of the products into new territories. You’ve heard that we’ve done 22 deals outside the United States for the cyclobenzaprine. That’s been a very important call for cyclobenzaprine rather than AMRIX. When we talk about maybe AMRIX as – Mario was mentioning in AMRIX sale, we’re also including cyclo outside the U.S.

<Q – Rich Silver>: Okay. And then the SG&A number in the third quarter, is that a good base to build from or is it still going to be fluctuating quarter-to-quarter?

<A – Gearóid Faherty>: Well. Obviously there would be – there will be a slight impact as you heard we are expecting to reduce the number of reps and area managers by about 7% to the New Year as a result of the reorganization. But by and large, it’s not a bad number, I would say, Mario, do you agree?

<A – Mario Crovetto>: Yes.

<Q – Rich Silver>: And with this reorganization, is there any period, even if it’s a short period where there might be some disruption in terms of the detailing?

<A – Gearóid Faherty>: No, we wouldn’t expect it Rich. We obviously had our team together at the CF meeting last week in Baltimore. This is a project we tied to the product channel that we’ve been working on for a while. It’s all well established, well communicated now. So we would not expect any disruption at all. We are not really moving people a bias we’re making more use of the people in the areas in which they already find themselves.

<Q – Rich Silver>: In terms of the competitive landscape with ZENPEP, do you have any sense of where the – where your scripts are coming from, whether it’s ULTRASE, whether it’s Creon. Any sense or just new patients, do you have that kind of information?

<A – Gearóid Faherty>: Not really. We think we’re expecting it from a mixture of things. We’re picking up from we would imagine ULTRASE, we think we’re picking recently from Creon. We think we’re picking up from McNeil. We think we are covering our old Pancrelipase product. We certainly feel we have a very good franchise and new stocks, because of the fact that we’ve such good clinical data from [inaudible], the fact that we have a formulation that’s easy to administer in children. The fact that our 5 patents can be opened and spread in food and shown to be stable. We also have agreed a protocol with the FDA on a G-tube or gastric tube and supply of products for young patients and patients in trouble. So we think we’re building a very strong new patient franchise as well.

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Eurand NV	EURX	Q3 2010 Earnings Call	Nov. 5, 2010
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<Q – Rich Silver>: Okay. Thanks very much.

<A – Gearóid Faherty>: You’re welcome.

Operator:  Thank you. Our next question comes from the line of Annabel Samimy with Stifel Nicolaus. Please proceed with you question.

<Q – Annabel Samimy>: Hi, thanks for taking my call and congratulations on a good quarter. I just wanted to ask Mario the question. I want to make sure I understand the deferred revenues and what it’s going to be look like going forward? So this quarter, you had deferred revenues from last quarter, which is of – just for inventory that you had in the channel, I believe and next quarter, you’re changing your revenue recognition. So are we going to see these kinds of deferred revenue fluctuations anymore?

<A – Mario Crovetto>: No. That happens once when you make the change.

<Q – Annabel Samimy>: Okay, all right, great. So everything that we’re going to see in terms of the revenues is going to be real revenues. Does that represent the demand?

<A – Mario Crovetto>: That represents what we ship to wholesalers from now on.

<Q – Annabel Samimy>: Okay.

<A – Mario Crovetto>: Which should be very close to demand, unless there are significant fluctuations in inventories in the supply chain.

<Q – Annabel Samimy>: Okay, great. And I want to ask – a lot of questions have been asked about your sales force reorganization, but clearly it had a pretty [inaudible] quarter and some very decent market uptick. And I’m just curious to know what exactly [inaudible] behind that sales force reorganization? Is it something that you see that you’re competitors are doing that you could be more effective? And in the geographies that you are leaving, are you going to be – are you leaving them because they are not valuable geographies for you or there is a different way to reach them? Just want to understand.

<A – Gearóid Faherty>: We’re not starting to leave geographies at all. What we have is with the CF centers that they are across the United States, there are wide, very wide distances between CF centers. On our reps, we’re spending huge amounts of times, hours, and hours, and hours traveling from a CF center to another CF center. And we see that as waste of time. So what we are doing is, we’re realigning the areas, so that the rep will cover not just a CF center and then spend a day traveling to the next one, but will use the time in that area to also visit GI.

So we know the exact location is obviously in the CF centers. We now know where our GI docks are and the people we want to reach. So actually by changing this alignment, we’re going to significantly increase the frequency that we put ourselves on front positions, but we’re actually not giving up areas. We expect to have 30% more coverage not less. So this is – we’re constantly watching rep performance. How much time they travel from area to area, what the pitch have to be, how they position themselves to physicians, and we’re looking to optimize this.

Having a rep spending an hour in a car, looking at its wind stream, is not efficient. We want them to be going 5, 6, 7 calls, 8 calls a day or more. And with CF sales force just going from center-to-center, we have done [inaudible] about a day. So we think it’s probably similar to what some other people are doing, but that’s not our focus. We’re looking at our sales data. Our efficient day of our people, our travel times, and we’re making these investments, we’re making the changes on that basis.

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Eurand NV	EURX	Q3 2010 Earnings Call	Nov. 5, 2010
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<Q – Annabel Samimy>: Okay, great. That’s more clear. Another question, are you – is there any chance that now that we’ve been a year with ZENPEP and you’ve got some decent traction the marketplace is very intensive, we’re going to be getting from guidance color going forward?

<A – Gearóid Faherty>: I think we’re getting close to it. Obviously, I have to ask a question to Dave as to do we know anything about what’s happening with all trade. And I can’t answer that question I honestly don’t know. And to put this in perspective for people, act kind of as we’ve disclosed in our SEC filings is worth about $40 million to $46 million a year to us, approximately 10 million to 12 million to 14 million a quarter. In this quarter we had no sales to that all.

So obviously what happened to them and when and if they come back to the market would impact our guidance, the guidance we would get, then we should know the answer to that the 28th of November this year.

But I think it’s as fair to say, we think we’ve crossed the threshold. From the basis of what we know now, we would expect next quarter to be a good quarter for us. We would expect based on what we know now, it to be another profitable quarter and once we get to the point knowing what’s going to happen with this important product, then we are in a better position to provide guidance. But I think most people have to appreciate that if we were supplying these people with 10 million to 14 million a quarter in the past, whether or not they come back, could have a significant upside or some effect on the future, but we’re delighted to show as people, because on the last call, we got a lot of questions in stimulations that if we didn’t have ULTRASE then ZENPEP would be a wash.

I think we’ve clearly answered that question and the third quarter is anything but a wash. The best quarter we’ve had with those people in the past have been in the 12 million range. We had 30 million this quarter alone in ZENPEP and it’s franchise. And even if you take away, I wouldn’t like people to over dwell on the deferred revenue elements, because as Mario said, we also deferred the cost, so it certainly didn’t impact the margin. And also it’s a relatively – well relatively small figure. It’s approximately fixed on a total of 30.

So I think there is a lot of information out there right now, Annabel, to allow people to map our future and the question is what happened obviously with ULTRASE and what does that add to the franchise if and when its approved? I think all of the people need [inaudible] to watch an out-licensing deal, a lot of deals might be as well in Europe. Because I think it has a very significant opportunity.

<Q – Annabel Samimy>: Just one more question if I may. As J&J has been out there and they’re probably going to reach that point where they are starting to get reimbursement and I think that’s the 3 or 6 month period that you’ve talked about in past. Have you noticed, whether they are getting that reimbursement and whether they’ve devoted any more resources to the effort behind Pancrelipase?

<A – Gearóid Faherty>: I would agree with your point. I would imagine they are getting through reimbursement. It’s usually about a 6 to 8-week months kind of window and they should be well on the way to that and right now, probably completing it’s third quarter, but I don’t have great analytical data to support that just I think [inaudible] would seem that they’re getting there.

I think it’s important the point that I made in the call today, while we just talk about the April 28 deadline and CMS topping at 3 things, for some reason J&J was not held that standard. They were given an extra month. That’s important to know that those guys were reimbursed for longer than other people. So they already have the beneficial fact.

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Eurand NV	EURX	Q3 2010 Earnings Call	Nov. 5, 2010
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So with regards to the sales force that they have out there, our understanding is that they have hired a contract sales force. Our understanding is that at the short-term contract from what we’ve been able to know or understand from people we’ve spoken to and we think this is equivalent to what they’ve done in the past with a sort of post-marketing strategy, but obviously we don’t have that insight into that. That’s just what we are hearing as our people go about their daily business.

<Q – Annabel Samimy>: Okay, great. Thank you.

Operator:  Thank you. Our next question comes from the line of Frank Pinkerton with SunTrust Robinson Humphrey. Please proceed with your question.

<Q – Frank Pinkerton>: Hi, thank you for taking the question. Gearóid, can you just now given how the market is shaped, can you re-explain to me the need for this authorized generic?

<A – Gearóid Faherty>: Well, first of all, Frank, have to appreciate why we put it in the first instance, why there today maybe another matter. But when we came to this market in the end of last year, we had come through 3 years of experience where we saw. And the low dose part of this product or this franchise changed ownership 3 times. It started with Impax, it moved to K-V, and then it moved to us, all on the basis of – in one year space of time, because these people, the people with low grade to be, the people with very mild symptoms, the people, who have an acute need every now and again, but don’t take this thing chronically, have no brand awareness. They are not being reached in any particular way, impossible to get them back to disperse, they are too far away from centers. They don’t come on into centers often enough to be targeted. So they are buying strictly on the basis of price.

Now we were in a position where we had a significant part of that market. We practically owned it. We had 50% of the low value business in the United States. And, yes, we were launching in November, which was essentially 6 months before the FDA deadline. So what we knew would happen is, if we launch, jump with the ZENPEP 5000 and this is now the cheap version, has Impax had lost us, has K-V has lost us, we would have lost us. And there was no way to protect this, because the lower cost unapproved products were still going to be the market from November through to April when the FDA act us. And also at that time, we had seen an extension by the FDA in the past. So we had no guarantee that the FDA wouldn’t do an extension again. So that was the logic of putting it out there.

We still believe that part of the market is very hard to reach, because part of the reasons, I’ve just explained. So, we think there is value proposition still to that. But what I’m not saying to you today, or now is, that there will necessarily be a need for this as we go forward. We’ll evaluate it. We’ll look it. We’ll look at this as an appropriate time to change our strategy there. We look that there is an appropriate time to look at our pricing there, but obviously, I’m not going to say that in the earnings call until our competitors what we’re going to do.

<Q – Frank Pinkerton>: Okay, great. And then just a follow up with 63 million on the balance sheet, should the products with the business development areas that you’re looking, would there be any need to raise additional funds or can we kind of classify that product range by what you have on the balance sheet? Thank you.

<A – Gearóid Faherty>: Yeah, [inaudible] as you’ve noticed, our cash balance grew significantly in this quarter. And obviously with ZENPEP franchise kicking in and the possibility of maybe if quarters come back or not, we certainly would expect ourselves to be profitable in the next quarter and of course would go to our cash balance again.

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Eurand NV	EURX	Q3 2010 Earnings Call	Nov. 5, 2010
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So as I said in my prepared remarks, the types of things we’re looking at now, would be affordable with the type of cash we currently have, the types of thinks we’re looking at now. And something very special came in the market and it required us to go to the market and raise the money for, we’d see. But what we’re looking at now, we believe we can do with the reserves that we currently have.

<Q – Frank Pinkerton>: Thank you.

Operator:  Thank you. Our next question comes from the line of Scott Henry with Roth Capital Partners. Please proceed with your question.

<Q – Scott Henry>: Thank you. And I apologize if this already has been asked during the conference call. But one question I would ask you about was the prescription data in October for the category. It’s been a little weaker than prior months and weaker than the October a year ago. I assume it’s all noise, but I wanted to take your thoughts on why the category maybe is going down a little bit?

<A – Gearóid Faherty>: I would agree with you, Scott. I think it’s all noise. I think we sort of bounced back a bit last week with our scripts go up 4% again. I think we probably had an unusual week last week as well, because you had 2,000 physicians out to the market at the National Cystic Fibrosis Meeting in Baltimore. I think it’s well over 2,000 physicians in CF away from their address and not meeting patients or writing script. So that would [Inaudible] .

Operator:  Hello. Pardon me, ladies and gentlemen, the speaker line seems to be experiencing some technical difficulties. One moment please.

<A – Gearóid Faherty>: Is that okay, Scott?

<Q – Scott Henry>: I got most of it, but I guess the important thing, I would agree it’s probably noise as well, but want to get your thoughts. The only other question I had – the company has done a great job over the past quarters converting ZENPEP share, but looking over there it seemed Creon was 65% share, it seems like a pretty inviting target. I mean no one should really have more than 50% share in any category. How do you anticipate going after Creon going forward? That’s seems to be the next leg of growth.

<A – Gearóid Faherty>: And it’s obviously what – we devote a lot of time to it currently, but we may have some representatives from [inaudible] on the call today, I’m not going to tell them, how we’re going to go after them. But I agree with you. I think it is an exciting opportunity there. I think having a 60% share is not sustainable. I think if we look at the new TRxs for Creon and you compare them to us, aren’t they showing growth there [inaudible] not showing that.

So I think there is an opportunity there and to go after it, but it’s very important to note that even with the 60% share and it declined last week and I think the week before that, it did again. And there is still a huge part of the market out there for us to go after. We are at 20, there’s still quite a bit to get to just taking up the old unimproved products out of the market. But certainly we will be going after every piece of market we can guess. And you would see the evolution of our strategy. I talked today about the fact that we’re looking at new strengths. I spoke a little bit about the change who, should obviously expect that we have lifecycle management strategy for this product, hopefully, we’ll be talking to you soon about. So there are a number of things we are doing and to make sure that we are a major player in this space, not just now, but also in the future.

<Q – Scott Henry>: Okay, great. Congratulations again on a very solid quarter and thanks for taking the questions.

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Eurand NV	EURX	Q3 2010 Earnings Call	Nov. 5, 2010
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<A – Gearóid Faherty>: Thank, Scott.

Operator:  Thank you. Our next question comes from the line of Jim Molloy with Caris & Company. Please proceed with your question. Pardon me, we seemed to have lost the line. [Operator Instructor]

Our next question comes from the line of Sumant Kulkarni with Bank of America Merrill Lynch. Please proceed with your question.

<Q – Sumant Kulkarni>: Hi. Thanks for taking my question. This is Sumant for Gregg. So leaving aside the deferred revenue of 6.7 million, how much of the remaining ZENPEP sales would you say were demand based or was there some inventory level built into that remaining number as well?

<A – Gearóid Faherty>: No. We wouldn’t. We actually think, we greatly diminished our wholesaler inventory over the quarter. We would expect to see a robust demand. As Mario said, we’re down to about two and a half weeks of inventor supply. I think anybody would agree at that proceed level.

<Q – Sumant Kulkarni>: And would you characterize the two and a half weeks as a normal or what would a normalized level be?

<A – Gearóid Faherty>: I think it should at least be in the 4, at least in the 4 range.

<Q – Sumant Kulkarni>: And I know you’ve split the sales for the ZENPEP authorized generic, but could you split the sales on a high strength versus low strength businesses as well?

<A – Gearóid Faherty>: No, I couldn’t, but if you go to the IMS stage, you’ll get a sense as to how they break out.

<Q – Sumant Kulkarni>: Okay.

<A – Gearóid Faherty>: I don’t have it in front of me now.

<Q – Sumant Kulkarni>: Sure. So it would just be the weighted descriptions we have that?

<A – Gearóid Faherty>: Correct. Because as most people in this category are pricing the product on the basis of [inaudible] to get to the various spread between the different prices and different strength. Then you work to the IMS stage and that will give you the break out that you’re talking about.

<Q – Sumant Kulkarni>: Right. And how much of this ZENPEP market could you supply if it’s a perfect world and it’s just you and the market, let’s say, would you be able to do everything or not?

<A – Gearóid Faherty>: We believe with the facilities that we have, yes, we would be able to do that all. I’m talking about obviously the U.S.

<Q – Sumant Kulkarni>: Right. Right. And given that the economics of selling your own products better than selling Axcan’s products, how do you play that off against Axcan receiving or not receiving approval for that product on their action date?

<A – Gearóid Faherty>: I think, if you had asked me about a year ago, what was my concern, it would be Axcan getting approved. Now that we’ve shown that we’re down to our own two feet, we sell our product very, very well. We have good margins. We haven’t hurt at all by them leaving the markets. I really don’t care now. I think we’ve taken in control of our own destiny and that’s what we wanted to do, because most of it relies on partners and we’ve shown that we can do that.

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Eurand NV	EURX	Q3 2010 Earnings Call	Nov. 5, 2010
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So whether that comes to the market or not really doesn’t bother me. I think we have a very well established franchise. We’ve got a great product. We’re selling it well, [inaudible] but we’re happy to go forward as we stand.

<Q – Sumant Kulkarni>: And my final question on the non-ZENPEP part of your product sales other than Lamictal ODT and AMRIX or cyclobenzaprine, are there any other disproportionate contributors?

<A – Gearóid Faherty>: No, not really. We have a fairly substantial business in Europe in products like [inaudible] like the organic nitrates, like diclofenac, [inaudible] Vitamin C and all of those are solid performers, who are constantly looking for marketing partners for those in places like Middle East and into Asia moving away from the highly genericized European market. And much to most people’s surprise, we’ve continued to grow that franchise. And I think with Rich Silver made the comments today that effort is still growing as a business. So it still – it seems to be very robust, but I wouldn’t point to any specific product.

<Q – Sumant Kulkarni>: So if all has remained equal then the ex-ZENPEP part of the sale should remain stable going forward?

<A – Gearóid Faherty>: Well in fact, it may. You never know what’s the – we see AMRIX now in the U.S. was very important, but as we announced today, we now have 22 partnerships signed for that product and it’s going through registration in very important countries, 17 deals in South America. We’ve recently added China. We’ve deals in Asia. We’ve deals in Israel. We’ve deals in Turkey. None of those products have come to the market yet, obviously that’s very, very exciting. We’ve started to do the same thing now with Lamictal. The same people who licensed us in 22 countries, cyclobenzaprine, which we haven’t seen the benefit for yet, [inaudible] time looking to out-license Lamictal.

So I think even if you do get into a situation where the AMRIX sales [inaudible] flat in the United States we’ll see what people happens. We’re very confident that Europe will start to pick that up or the other countries in South America, China, and the other places we’re going to. So we’re not spending on our hands. We’re taking all the products we have out into new territories constantly and we have a dedicated team of business development people and as their only job. They are not involved in ZENPEP. They are not involved in other parts of the business. They are looking for new partners for our established business.

<Q – Sumant Kulkarni>: Thanks.

Operator:  Thank you. Our next question comes from line of Jim Molloy with Caris & Company. Please proceed with your question, sir.

<Q – Jim Molloy>: Hi, guys. Hope you can hear me this time? I just wonder just based on volume gross pricing in the quarter and how much impact pricing of volume it had on the upside? And then are you still seeing ability to pricing power going forward, I know one of the proceed benefits that prices will start to be able to come up pretty dramatically into market once you get the branded products on there?

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Eurand NV	EURX	Q3 2010 Earnings Call	Nov. 5, 2010
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<A – Gearóid Faherty>: I think that we’re seeing – we can hear at this time, that’s great. We have seen price already move this year. I think it moved up at least about 15% and there’s a possibility one or two players might be considering a price increase between now and the end of the year that’s hard for us to call out, we don’t know. If we look at past experience in the place, in this particular markets, the branded players have taken price once or twice or more times a year. So I’m not – I wouldn’t imagine that there are any plans to change that obviously I don’t know. And I don’t see any pricing pressure as of yet. The third part of your question, Jim, I didn’t quite get, can you repeat that for us?

<Q – Jim Molloy>: Just wondering pricing for you guys in the quarter versus volume on the upside number?

<A – Gearóid Faherty>: We’ve taken no price in this quarter. The price that we had that we launched the product with is the same price we’ve been going through all this year.

<Q – Jim Molloy>: Okay, great. And just a quick on the gross margin line, is that gross margin new level is it sustainable level, I apologize if that’s been answered?

<A – Gearóid Faherty>: Yes, we would believe it is.

<Q – Jim Molloy>: Okay, great. And then maybe a bigger-picture question. Obviously, you said you’re close on one to two products very near the market either on market Phase III [inaudible] Phase III? What are your thoughts versus – will these be a dilutive, accretive, obviously it’s not the market that will be accretive. But what are your thoughts versus bringing a new products versus focusing on the products you have and driving for cash and earnings?

<A – Gearóid Faherty>: Well, we are not [inaudible] dedicated teams in all these areas. We have a dedicated team of professionals working on ZENPEP doing a great job. We have a separate dedicated team of people working on AMRIX, cyclobenzaprine, out-licensing it in the various countries we want to do. These are separate group of people working on ZENPEP in Europe getting it through the clinic and doing the partnership deal that we want to do there. So we don’t see these things going either all, we see them as additives.

We would certainly be very keen to bring in a product in the United States. We have a sales force that has proven itself to be very confident in selling in GI and CF. We think leveraging another product in that space and soon would be very accretive, not those of very accretive. Obviously, if we bring in something that is in a clinical development stage, there would be the cost of the clinical development with that. But as we’ve seen, we certainly think we are very focused on the CF space. As you saw in our experience in the CF space, these are manageable things for us to do. We’ve done them in the past with success. We’ve done [inaudible].

And so and even our cash balance is growing. We’ve moved to profitability. We have good visibility as to where we’re going to the future; we think we can easily manage what we are looking at now. What’s hard to say are these things is obviously it’s – you are out there negotiating looking for a deal [inaudible] that you don’t know that there is a higher level of uncertainty about these things, but we have been on this for quite a while. We are done to a very small list of things that we are looking at. We are very excited about the possibilities and hopefully we will be able to do it, but I can’t say today as we will.

<Q – Jim Molloy>: Well, thank you very much. Thank you for answering the questions, perfectly thanks.

<A – Gearóid Faherty>: Thanks Jim.

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Eurand NV	EURX	Q3 2010 Earnings Call	Nov. 5, 2010
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Operator:  Thank you. Our next question comes from the line of the John Newman with Oppenheimer. Please proceed with your question.

<Q – John Newman>: Hi, guys. Thanks for taking the question. Just a follow-up to a question that has been answered in a different way. Could you talk about if you are seeing increased share both from the new patients in the market in terms of capturing us a larger share going forward and also if you are seeing better penetration into the cystic fibrosis portion of the market? Thanks.

<A – Gearóid Faherty>: I think we are seeing both John. We are definitely doing very well in the new starts because of the nature of the products. We have [inaudible] which was clinical tested to [inaudible] to young children. We had very strong support from the FDA for strategic protocols that we put together that patients are now using the product. It’s got tremendous traction among physicians and CF care centers.

So I think it was a special product, specially designed in the segment of the market we are doing very well. New TRxs for the patients’ use, the products are strong for us, but I think we’re also taking it from the people. The CF market is very sticky. Patients are quite ill, they are very reluctant to change and you need to keep going back and back and back and proving to these people you’ve got a good product. That was a big part of our sampling program in the first quarter making sure there were no hurdles to people trying this product and getting a chance, putting it patient on it, seeing is how it works and then expanding it in the practice if it works well. And certainly the feedback we got at the Cystic Fibrosis meeting, the National Meeting in Baltimore about a week ago shows that we are definitely making in-roads there.

<Q – John Newman>: And have you been able to or will you sort of step down the sampling effort and any sort of discounting that you had employed earlier in the launch?

<A – Gearóid Faherty>: I would say sampling has already jeopardized. It’s not as much as it was, we put [inaudible] we put about at least 30,000 bottled into the sampling program in the first and second quarters of this year. I think were very large sample bottles. As I said in the previous call, we certainly cut that back and we are certainly doing it with smaller bottle, but now I wouldn’t see it going away. There is still a large number patients out there who we think have an interest, who would like to try the product, and we want to make sure there are no hurdles economic hurdles that would limit their ability to try the products, because we are very convinced that if they try it, take some patients feedback, take some physicians’ feedback that they will stay with us. So I would see us continue to sample, but nothing like the level we did in the past.

<Q – John Newman>: Great, thank you.

Operator:  Thank you. Our next question comes from the line of Gregg Gilbert with Bank of America Merrill Lynch. Please proceed with your question.

<Q – Gregg Gilbert>: I have just two quick follow ups, first, one is can you update us Gearóid on the CFO situation in search? And secondly, on the drug delivery business model can you talk about the competitive dynamics that are out there and how aggressively or not you are sort of looking offensively in that area versus how the business has been managed in the past? Thanks.

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Eurand NV	EURX	Q3 2010 Earnings Call	Nov. 5, 2010
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<A – Gearóid Faherty>: Okay. CFO search is underway, and we could search from working in the U.S. on the [inaudible] that the person would be banked in Yardley, Pennsylvania office. We think there is certain strategic reasons why that’s right. I mean, it’s close to where ZENPEP is at home. We also think it have some [inaudible] management team between me and that particular individual. Search is going quite well. This is an interesting marks to be coming into. It doesn’t seem to be a challenge to get interesting people come and talk for us. I think [inaudible]. So I think it’s going quite well and I think we’d expect have a person in place before Mario would leave. Mario has indicated obviously that he is happy to work with us to make sure that there’s smooth transition. So I don’t think there should be any worries there.

<Q – Gregg Gilbert>: Okay.

<A – Gearóid Faherty>: With regards to the drug delivery business, we definitely have a change of strategy there, Gregg. In the past, obviously, years ago, we were very anxious to do any business. It was our bread and butter. It was what kept the lights on and kept it going. Now we’re very focused on good deals. We’re interested in projects with good partners with products that have high prospects.

We also have to balance the need to fund our own research effort internally. So we have just to find resource and we obviously want the significant parts that going to things like lifecycle management, like [inaudible] like other stuff that we’re doing. So definitely we would not plan to or do not target to do the number of fields that we’ve done in the part. We would definitely target more quality rather than quantity and a significant part of our restructure effort is devoted to keeping our sales force rather than doing partnership work.

<Q – Gregg Gilbert>: Thank you.

Operator:  Thank you, ladies and gentlemen.

<A – Gearóid Faherty>: As we have no calls, I think we would end it now.

Operator:  Yes sir, we have no further questions at this time. I’d like to turn the call back to you sir.

Gearóid M. Faherty, Chairman and Chief Executive Officer

Okay, thank you everyone for your attention and this morning I really appreciate your time and the questions that we’ve had and look forward to talking to you again when we report our fourth quarter. Thank you.

Operator:  Ladies and gentlemen, this concludes today’s teleconference. You may disconnect your lines at this time and thank you for your participation.

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